

August 7, 2025

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer
ZimVie Inc.
4555 Riverside Drive
Palm Beach Gardens, Florida 33410

> **Re: ZimVie Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Form 8-K filed February 26, 2025**
> **Response dated August 5, 2025**
> **File No. 001-41242**

Dear Richard Heppenstall:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Industrial Applications and
      Services